BIRCH MOUNTAIN RESOURCES LTD.

THIRD QUARTER 2007

FINANCIAL REPORT

September 30, 2007

The accompanying unaudited interim financial statements (“financial statements”) of the Company have been prepared by the management of Birch Mountain Resources Ltd.  The Company’s independent auditor has not performed a review of the accompanying financial statements in accordance with standards established by the Canadian Institute of Chartered Accountant for review of interim financial statements.

EARLY OPERATIONS

MANAGEMENT’S DISCUSSION & ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) for the third quarter ended September 30, 2007 is current as of November 9, 2007, and is management’s assessment of the operations and financial results together with future prospects for Birch Mountain Resources Ltd. (“Birch Mountain” or the “Company”). The Board of Directors carries out its responsibility for review of this disclosure principally through its audit committee, which is composed exclusively of independent directors. The audit committee reviews this disclosure and recommends approval by the Board of Directors.

The MD&A should be read in conjunction with the unaudited consolidated financial statements for September 30, 2007 (the “Financial Statements”) in addition to the audited consolidated financial statements of the Company and the notes to the consolidated financial statements for the years ended December 31, 2006 and December 31, 2005 (the “Audited Financial Statements”). The accompanying Financial Statements of the Company have been prepared by the management of Birch Mountain in accordance with Canadian generally accepted accounting principles (“GAAP”). All financial information is expressed in Canadian dollars unless otherwise stated.

The financial statements have been prepared on a going concern basis, which presumes the realization of assets and settlement of liabilities through the normal course of operations. The Company has incurred a net loss of $16.6 million for the nine months ending September 30, 2007 and as of September 30, 2007 had an accumulated deficit of $34.1 million. The Company’s continuation as a going concern is dependant upon its ability to generate sufficient cash flows from operations, to secure additional financing and to attain profitable operations. Management is working to secure additional financing. There can be no assurance that the efforts will be successful. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

The Company’s independent auditor has not performed a review of the accompanying Financial Statements.  Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, to disclose contingent assets and liabilities at the date of the financial statements and to report amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the deferral and valuation of expenditures, site reclamation, accounting for convertible debentures, other current liabilities and stock based compensation. Actual results could differ from management’s estimates.

The MD&A is based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform with the Company’s expectations and predictions is subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company’s expectations, including but not limited to: fluctuations in the price and demand of oil; fluctuations in the level of oil sands development activities; fluctuations in the demand for the Company’s products; the existence and competitive activities of competitors; technological changes and developments in the oil sands industry; the ability of oil sands companies to raise capital; the effects of seasonal and/or severe weather conditions on operations and facilities; the existence of operating risks inherent in mining; political circumstances impeding the progress of the Company or its customers; general economic, market or business conditions including stock market volatility, changes in laws or regulations, including taxation, and environmental, a shortage of qualified personnel, and other unforeseen conditions.  For a more thorough discussion of the risks associated with our business, see the “Risks and Uncertainties” section in this MD&A and the “Risks and Uncertainties” section in the Company’s 2006 Annual Report, filed on SEDAR at www.sedar.com.

Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise except as required by law.

2

EARLY OPERATIONS

BIRCH MOUNTAIN AND OUR BUSINESS

Birch Mountain operates the Muskeg Valley Quarry (MVQ), an early-stage limestone quarry that produces limestone aggregate products for sale to customers in the Athabasca oil sands region of northeastern Alberta. In addition, the Company has applied for the necessary regulatory approvals for the Hammerstone Project, which will expand the MVQ and includes an integrated limestone processing complex to provide manufactured limestone based products such as quicklime, as well as related services such as spent lime recalcining.

In August 2006, an updated independent technical report entitled Hammerstone Project, Alberta: Qualified Person’s Review and Technical Report (the “2006 Technical Report”) was released, updating the pre-feasibility study completed in 2005. The 2006 Technical Report, authored by AMEC Americas Limited (“AMEC”) and Phoenix Process Engineering, Inc., conforms to Canadian Securities Advisors’ National Instrument 43-101, Standards of Disclosure for Mineral Projects. Limestone reserves reported in the 2006 Technical Report are 1.0 billion tonnes (net of mining losses), with 460 Mt of proven limestone reserves and 539 Mt of probable limestone reserves. The discounted cash flow net present value (“NPV”) of the Hammerstone Project in constant 2006 dollars is $1,669 million on a pre-tax basis and $1,099 million on an after-tax basis, at a discount rate of 7.5%.  The internal rate of return (“IRR”) pre-tax is 36.2% and after tax is 31.2%, with an estimated payback period of 5.9 years from first production in January 2006. The full report is available at www.sedar.com and www.sec.gov.

The 2006 Technical Report helped to develop the business strategy for the Company by defining the products required in the region, the associated demand and other economic parameters. The primary sources of demand for limestone aggregate and reagent products in the Fort McMurray region are the numerous oil sands bitumen extraction and upgrading operations the development projects, both surface mining and in-situ, and the related infrastructure and municipal development.

BIRCH MOUNTAIN’S VISION AND STRATEGY

Birch Mountain’s vision is to be the supplier of choice to the oil sands industry for limestone aggregate and reagent products and related environmental services. The Company is committed to playing an integral role in developing the Athabasca oil sands by supplying key products for the construction and operation of bitumen extraction and upgrading facilities and for the build-out of regional infrastructure. Our strategy is to develop long-term, productive relationships with oil sands companies and other regional players, by ensuring the superior performance of our people, products and services.

At the core of Birch Mountain’s operations is a commitment to excellence in health, safety and environmental performance. By operating in a safe and environmentally responsible manner, we ensure that we are “part of the solution” as we strive to enhance our position as a long-term preferred supplier to our customers. We will meet the high volume needs of our customers, providing them with products and services that create value by meeting or exceeding their construction, operational and environmental requirements.

BIRCH MOUNTAIN’S EARLY OPERATIONS

Birch Mountain’s early operations are its initial limestone quarry and aggregate operation at the MVQ, which began production in 2006.  The Company’s proposed Hammerstone Project will integrate the existing MVQ into an expanded quarry and aggregate plant, and adds a limestone processing complex to produce limestone-based reagent products such as quicklime, hydrated lime and cement. In addition, the proposed project includes facilities for recycling spent lime and reclaiming solid gypsum residues generated when reagent limestone or lime are used to capture sulphur from combustion of alternative fuels such as bitumen and petroleum coke.  Concerns regarding natural gas price and availability may lead oil sands operators to use alternative, sulphur-bearing fuels in place of natural gas, a transition that would increase regional demand for quicklime and reagent limestone utilization for sulphur capture.

The Company filed an application for approval of the Hammerstone Project with the regulatory authorities in May 2006 (“Hammerstone Project Application”), with a public update to the application on February 27, 2007 (the “2007 Hammerstone Project Update”). The purpose of the 2007 Hammerstone Project Update was to inform stakeholders of Birch Mountain’s optimized development plan for the Hammerstone Project. The Project Update incorporates new environmental data, plus a number of engineering efficiencies, and incorporates flash calciners as the startup strategy.  The new staged plant capacities and capital expenditures are designed to better align the build-up of production capacity with current demand projections; the ultimate productive capacity is consistent with the 2006 Technical Report.  The application is proceeding normally through the review process.

3

EARLY OPERATIONS

The Company has received approval from Alberta regulatory authorities to construct the South Haul Road (“SHR”) connecting the MVQ with the proposed East Athabasca Highway and bridge. The East Athabasca Highway is an industry-led initiative to provide a new bridge and 54 kilometres of all-weather highway to serve the new and expanding oil sands developments east of the Athabasca River. The new highway will improve access from the MVQ to potential customers located south, east and west of the MVQ.

PERFORMANCE

As at September 30, 2007, the Company incurred a net loss of $16.6 million for the nine months then ended and had an accumulated deficit of $34.1 million. The ability of the Company to continue as a going concern is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing or cash flow to continue the operations of the MVQ and development of its mineral properties.

Aggregate Sales and Production

The Company is in early operations at the MVQ, producing and selling limestone aggregates to various specifications.  Total sales for the third quarter were $520,954 and for the nine months ended September 30, 2007 were $6.2 million. Prices obtained for aggregate products are consistent with the estimated prices used in the 2006 Technical Report.

Aggregate sales tonnages for the third quarter were significantly below expectations, with indicated and anticipated orders not materializing. The Company continued to bid on requests for quotations during the quarter, but experienced much slower than expected orders as a result of a number of market factors.  This is consistent with an observed general slowdown in the supply of aggregates to site preparation and infrastructure projects.

Inventory of finished goods and work-in-process decreased slightly during the quarter and at September 30, 2007 totaled $4.9 million. Inventory includes blasted, unexcavated rock, work-in-progress rock as well as processed aggregate stockpiles meeting Alberta Transportation specifications.  Processed aggregate inventories are produced and stockpiled to assure the ability to supply the spot market for aggregates.  In the aggregate industry, inventory is manufactured to meet existing and anticipated orders that are received in advance of customer’s expected delivery dates.  This ensures the Company produces the aggregates to necessary specifications and in quantities required by the customer.  The Company holds this processed aggregate in inventory until the customers take delivery. A sale is not recorded until the customer takes delivery of the aggregate.

Operations

Birch Mountain entered the third quarter with the quarry having had its highest performance month, operating 24 hours a day, seven days a week and shipping up to 20,000 tonnes per day during June. As it became apparent that sales were slowing substantially, operations were scaled back to day shift only. Quarry staff was reduced to critical skills levels and subsequent to the quarter end, personnel have been scaled back to the minimum levels necessary to initiate a timely response to new orders. The small contracted crushing spread was recently cancelled. Expenditures on the regulatory application for the Hammerstone Project were managed, while ensuring not to delay the critical approval process. Also during the quarter, discretionary spending was halted, head office staff was reduced and senior executives took a voluntary salary reduction. Further reduction initiatives were implemented at the quarry and head office in the fourth quarter.

The Andreas crushing and screening plant was fully commissioned in the third quarter. In the absence of large orders, small batches of aggregates were run to establish the performance of the plant and verify the quality of the aggregate products, including concrete rock. As the Andreas plant was operated, development changes were made to optimize its performance and work was conducted to assure operational safety and protection of critical parts that could be damaged by rocks or spills. Work on the electrical, instrumentation and control systems was also carried out including installing cameras to assist operators in maintaining consistently high plant productivity. The Company is working with the equipment supplier to determine a sharing of costs incurred during the commissioning.

4

EARLY OPERATIONS

The Company’s excellent safety performance continued in the third quarter with no medical aid or lost time incidents occurring at the quarry. The Company has hired a professional health and safety coordinator to bring this critical expertise in house. The health and safety coordinator is working with all levels of the Company to develop materials, processes, and policies to support and build upon the Company’s safety culture.

The Company continues to increase its efforts in marketing and business development. Birch Mountain exhibited at the Oil Sands Trade Show in September. The trade show was held in Edmonton for the first time, resulting in record attendance. Trade show attendees expressed interest in both our aggregate and reagent products. The Company is focusing on developing relationships with key oil sands and infrastructure contacts to further our sales performance and enter into additional long-term sales agreements.

Hammerstone Project

The Company’s Hammerstone Application was filed in May 2006 with a project update filed in February 2007 and the application is proceeding normally through the review process.  The Company anticipates regulatory approval in 2008.

Birch Mountain has confirmed that quicklime can be produced using modular flash calciners. Adopting flash calciners will allow the Company to enter the quicklime market at a significantly lower capital cost than forecasted previously and will provide the ability to stage early production to meet market demand. Three kilns were acquired in 2006 and are stored at the Birch Mountain quarry. The kilns are part of the larger Hammerstone Project and were acquired to take advantage of favourable cost and to reduce the risk of delays in acquiring long lead-time items.

5

EARLY OPERATIONS

South Haul Road

The Company has received approval from Alberta regulatory authorities to construct the 12 kilometre South Haul Road (“SHR”), south from the MVQ, along the eastern side of the proposed Hammerstone Project. The road will connect with the proposed East Athabasca Highway and bridge. The SHR will be a critical link north and south with the East Athabasca Highway running west to east.  Based on currently known road access infrastructure needs in the region, it is expected that work will start on the East Athabasca Highway in early 2008.  During the second quarter, initial tree clearing was done on the SHR. The Company is working with the developers to conclude a suitable arrangement related to the SHR use and access, as well as supply of aggregate materials for the project.  A map outlining these proposed roadways is provided below.

Figure 1:  Map outlining the MVQ relative to the town of Fort McMurray, oilsands companies and the proposed East Athabasca Highway and South Haul Road.

6

QUARTERLY RESULTS

SUMMARY OF QUARTERLY RESULTS

Fluctuations in the financial results over the previous eight quarters are due principally to the start-up and early operations of the Company's limestone quarry.  Sales in the period of early operations are difficult to predict as the Company establishes its market presence.  The quarterly results from early operations may be impacted by weather, permitting issues, labour and cost issues and recent regulatory royalty changes that may delay construction projects and hence the demand for our aggregate products.

Quarterly Results	2007			2006				2005
Three months ended	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31
Sales	$520,954	$4,809,915	$859,142	$656,923	$795,812	$87,829	-	-
Cost of sales	461,193	3,741,592	748,987	2,438	708,844	79,105	-	-
Interest and other income	22,797	68,312	42,379	48,503	69,369	164,358	$215,798	$209,366
Interest, bank charges, foreign exchange (gain)/ loss and accretion of debenture discount	1,128,058	1,047,294	939,386	406,088	(704)	10,725	2,062	816
Indirect quarry costs	3,995,944	3,718,667	677,345	1,236,677	709,866	423,817	173,668	-
Administrative expenses	1,038,088	1,563,855	1,018,818	1,638,080	937,449	861,858	853,529	1,100,188
Stock-based compensation expense	475,587	379,614	815,827	716,853	916,146	253,501	959,297	16,644
Amortization and depletion expense	336,454	217,219	221,170	114,772	122,760	29,332	18,713	18,100
Mineral exploration costs	175,647	122,179	107,552	(9,740)	393,750	201,144	273,810	72,482
Loss for the period	(7,067,220)	(5,912,193)	(3,627,564)	(3,399,743)	(2,922,930)	(1,607,295)	(2,065,281)	(965,576)
Loss per share - basic and fully diluted	(0.09)	(0.07)	(0.04)	(0.04)	(0.04)	(0.02)	(0.03)	(0.02)
Inventory	$4,905,623	$4,354,414	$5,248,926	$5,703,196	$2,841,122	$1,488,763	$422,348	-
Mineral properties	$52,387,685	$51,443,163	$45,303,239	$44,608,237	$38,277,530	$30,712,026	$21,230,016	$13,662,648
Total assets	$85,576,425	$84,698,356	$86,549,601	$84,972,555	$63,730,544	$49,106,873	$44,360,894	$48,560,852

Financial Results in Third Quarter 2007

Interest expenses remain high in 2007 as the result of increased levels of debt financings.  Interest costs on the convertible debenture financing that occurred in December 2006 and the accretion of the equity component of these debentures, interest on the bank loan and long term debt, both of which were put into place in 2007 and interest on quarry equipment that was financed during 2006 are included in interest expense.

Indirect quarry costs remain high as the Company continues with early operations at the MVQ.  As compared to 2006 where the Company utilized all contractors, in 2007 the Company is now performing the work with its own personnel and leased, owned and rented quarry equipment.

Administrative expenses, which include office costs, professional fees, shareholder and marketing expenses and salaries, wages and benefits have significantly decreased in the third quarter 2007 as compared to the second quarter as the Company implemented cost control initiatives during this period.  Professional fees were reduced by approximately $350,000 as projects were deferred resulting in savings on information technology, legal and accounting professional fees and a hiring freeze was instituted resulting in saving in human resources.  Additionally in the prior quarter, stock compensation expense of $101,000 was included in professional fees for stock options issued to advisors which vested immediately, where as no options were issued to advisors during the current quarter.   Shareholder services and marketing costs were reduced by approximately $115,000, largely related to lower marketing fees on lower sales resulting in a cost saving of $57,000, with the balance of savings from the cancellation of non-essential items.  Office costs decreased approximately $20,000 as non-essential items were cancelled.  With respect to salaries and benefits, a decrease of approximately $40,000 resulted as senior executives took a voluntary pay reduction of 30% during the quarter and directors gave up their quarterly compensation for the first and second quarters which resulted in the reversal of an accrued amount of $70,000.  These reductions were offset slightly by an increase in quarry overhead salaries for head office staff allocated to quarry activities.

7

QUARTERLY RESULTS

Major Events in 2007

Third Quarter 2007

•

The Company announced a strategic review with the assistance of RBC Capital Markets to look at long term financing alternatives, which may include regular financing, a strategic partnership and/or the sale of the Company.

•

The Company drew an additional $4 million on its debt facility for capital for the operations of the MVQ.

•

115,000 stock options were issued during the quarter to employees, who completed their probationary periods, at prices of $3.80 to $3.89 and 7,570 of options were cancelled for an employee no longer with the Company.

Second Quarter 2007

•

The Company signed a three year deal with Suncor Energy Inc. to supply various construction aggregates from the MVQ.

•

1,535,313 stock options were issued during the quarter to employees, directors and advisors at a price of $3.12.

First Quarter 2007

•

The Company received a purchase order for 500,000 tonnes of aggregate with delivery commencing in the second quarter.

•

Regulatory approval for the SHR was received and initial tree clearing was started.

•

Birch Mountain signed a $15.5 million credit facility with Brookfield Bridge Lending Fund Inc. The facility will provide the Company with financing for the continued development and construction of the SHR and for general corporate purposes.

•

Joel Jarding was appointed as President and Chief Operating Officer and Doug Rowe was appointed Executive Chairman and CEO.

•

725,000 stock options were issued during the quarter to employees, directors and advisors at a price of $2.80.

8

THIRD QUARTER FINANCIAL RESULTS

RESULTS OF OPERATIONS

For the Three Months Ended September 30, 2007

The Company incurred a loss of $7,067,220 in the three month period ended September 30, 2007 (2006–$2,922,930) and as at September 30, 2007, had an accumulated deficit of $34.1 million.

Income

The Company earned revenues of $520,954 (2006 - $795,812) in the third quarter of 2007.  Total cost of goods sold was $461,193 (2006 - $708,844).

During the third quarter ended September 30, 2007, the Company earned interest income of $22,797 as compared to $69,369 in 2006, due to a decline in cash balances.

Expenses

During the third quarter of 2007, expenses totaled $7,149,778 (2006 - $3,079,267). Total expenses increased in 2007 as the Company continued with early operations, while in 2006 operations only commenced in May 2006.  Interest expense on long-term debt, convertible debentures and capital leases was incurred during the third quarter 2007 while there were no financing instruments during the period in 2006 and hence no interest expense.

Expenses	3 Months Ended September 30, 2007	3 Months Ended September 30, 2006
Amortization, accretion and depletion	$ 336,454	$ 122,760
Interest, bank charges, foreign exchange (gain)/ loss and accretion of debenture discount	1,128,058	(704)
Mineral exploration costs	175,647	393,750
Office	170,889	109,495
Professional fees	248,962	378,312
Indirect quarry costs	3,995,944	709,866
Salaries, wages and benefits	468,794	263,066
Shareholder services and marketing	149,443	185,872
Stock-based compensation	475,587	916,416
Total Expenses	$7,149,778	$ 3,079,267

Total expenses increased by $4.1 million or 132% relative to the third quarter of 2006.

•

Amortization, accretion and depletion increased $213,694 as a result of accretion and depletion of $148,750 on the capitalized mineral properties which was due to production at the quarry which had not occurred during start up in the quarter ended ended 2006.  Additionally, there was an increase in capital asset amortization due to more equipment being amortized.

•

Interest and bank charges have increased $1,128,762 in the third quarter of 2007 as a result of $515,137 in accrued interest on the $34.5 million convertible debenture issued in December 2006 and $291,566 for accretion of the unamortized discount on these debentures.  Additionally, interest expense of approximately $215,842 was recorded on the bank loan and $87,986 on the long term debt.  The Company did not have the debentures or debt financings in the third quarter of 2006, except for two small quarry equipment capital leases.

•

Mineral exploration costs have decreased by $218,103 as the Company focused on quarry operations during the quarter ended September 30, 2007 with less spending on exploration activities as compared to 2006.  This is a consistent trend over the past year.

•

Office costs increased slightly, by $61,394, as a result of higher head office rent costs in extension of the existing Calgary office space which began in 2007.

•

Professional fees decreased by $129,350.  This net decrease is a result of decrease of a $200,000 in professional fees related to the ongoing financing activities in 2006 which were not recorded in 2007 and savings for information technology services due to the deferral of some projects.   These decreases was partially offset by an increase in expenses of $133,065 for the accretion of the bank loan financing fees which were not recorded, as the debt was not in place in 2006.

•

Indirect quarry costs have increased $3,286,078 due to the increased operations of the quarry in the quarter ended September 30, 2007, which was in its initial start-up during the quarter ended September 30, 2006 and as a result a significant portion of the costs for 2006, such as stripping costs, were capitalized.

9

THIRD QUARTER FINANCIAL RESULTS

•

Salaries and benefits increased by $205,728 as a result of a $79,000 increase in corporate salaries and benefits resulting from additional staff in 2007 in the areas of sales and marketing and health safety and environment, plus increases at the quarry for management salaries of $144,000.

•

Shareholder services and marketing decreased by $36,429 as the Company focused on early operations with less emphasis on investor relations.  This is a consistent trend over the past year.

•

Stock based compensation decreased by $440,829 due to fewer stock options being issued over the past two years, as compared to the 2005 and 2006, resulting in fewer options vesting and lower stock compensation expense.

Indirect Quarry Costs

During the third quarter of 2007, the Company spent a total of $3,995,944 on indirect quarry costs compared to $709,866 in the third quarter of 2006.  The Company had just begun initial aggregate operations in May 2006 and had minimal quarry staff and was capitalizing site preparation costs as compared to the third quarter of 2007.  At the end of the second quarter 2007, the quarry was running a 24 hour a day, 7 day a week operation to meet customer delivery requirements and later in the third quarter of 2007, the quarry was reduced to a 12 hour a day, 7 day a week operation.

Indirect Quarry Costs	3 Months Ended September 30, 2007	3 Months Ended September 30, 2006
Quarry maintenance – road maintenance, grading, snow removal, dewatering	$ 264,262	$ 383,575
General contractors – security, quality control, supervisors	41,718	37,268
Environmental monitoring – independent consultant monitoring of air, water, fish, noise and wildlife as required by regulatory and environmental approvals	94,178	23,417
Equipment – small rentals, fuel, repairs and maintenance	2,299,708	45,054
General costs – site costs, office, supplies	233,481	15,759
In-quarry material handling	359,336	39,460
Travel and accommodation – supervisor and non-production staff air, vehicle, hotel, camp and meal costs	439,739	29,799
Salaries, wages and benefits – supervisor and non-production staff salaries and benefits	259,557	107,398
Scale house – personnel and supplies	3,965	-
Royalties	-	28,136
Indirect Quarry Costs	$ 3,995,944	$ 709,866

Indirect quarry costs increased by $3,246,078.  During the quarter ended September 30, 2006, the quarry was in the initial months of start-up production, resulting in smaller amounts of indirect quarry costs, as production volumes were not as significant as during 2007.  During 2006, the quarry was run using sub-contracted production and some of the costs of overhead were deferred to 2007 when Birch Mountain took over the quarry operations from the sub contracted company.   In the quarter ended September 30, 2007, the quarry recorded sales of $520,954 as compared with $795,812 in the third quarter of 2006.

The largest increases related to equipment, an increase of approximately $2.3 million, travel and accommodation, an increase of approximately $410,000, in-quarry material handling, an increase of approximately $320,000, and salaries, wages and benefits, an increase of approximately $150,000.

As the Company started the quarter, after a significant ramp up in production and sales during the second quarter, much equipment remained on site in readiness for future orders under discussion. The quarry also experienced some rental equipment problems and management is working with equipment providers to negotiate charge backs for stand-by rental rates, which will not be resolved for a few months.

Travel and accommodation expenses increased primarily due to camp costs for quarry staff as the quarry had transitioned from a sub contracted operation to one operated by our own personnel.

Continuing quarry development, for the anticipated production levels, amounted to $359,336 of in-quarry material handling costs. These handling costs are for labour and equipment to move and expose the different types of limestone rock that feed the crushers that are characteristic of early quarrying and mining developments. As quarry development continues and the deepest limestone rock is removed over the next several quarters, the crushing spreads will be relocated to the bottom of quarry and in-quarry handling costs are expected to decline substantially.

10

THIRD QUARTER FINANCIAL RESULTS

Salaries, wages and benefits have increased due to the production levels in 2007 as compared to 2006 and the transition from a sub contracted operation to one operated by our own personnel.  A base number of the quarry employees such as the quarry manager, quarry administrator, the health and safety coordinator and maintenance employees, plus any head office staff working on quarry planning, sales and business development are indirect to production and are not included in inventory costs.

Mineral Development Costs

During the third quarter of 2007, the Company reported expenditures on mineral properties of $1,562,169 of which $1,386,522 was capitalized.

Mineral Development Costs (before depletion)	3 Months Ended September 30, 2007	3 Months Ended September 30, 2006
Asset retirement obligation	$ -	$ -
Administration	106,064	282,542
Equipment	-	-
Land lease and permit	50	69,281
Materials, services and drilling	197,781	381,779
Site preparation	740,423	5,704,794
Stripping costs	50,369	1,063,587
Salaries	229,403	(117,496)
Stock-based compensation	62,432	280,425
Travel and accommodations	-	29,753
Subtotal Mineral Development Costs	1,386,522	7,634,665
Mineral Exploration Costs	175,647	393,750
Total Mineral Expenditures	$ 1,562,169	$ 8,028,415

Total spending on mineral development decreased as early operations were underway.  During the first nine months of 2006, the Company was opening the quarry site, stripping over burden, building roads and exposing the rock in a pre-production phase.  As the Company moved into operations, more spending was focused on operations and less on development.  Also as a result of this shift from development to operations, the accounting for expenditures changed in accordance with accounting requirements.  In operations, some costs that were capitalized during the development phase of the company are now expensed and this accounting shift has accentuated the change in costs from mineral development costs to operation costs.  As compared to 2006, mineral development costs decreased $5.0 million for site preparation, $1.0 million for stripping costs and $300,000 for materials, services and drilling in 2007.

Mineral exploration costs also decreased by $78,965 due to decreased exploration activity in the third quarter of 2007 and decreased land holdings for exploration purposes.

11

THIRD QUARTER FINANCIAL RESULTS

Shareholder Services and Marketing

The Company spent a total of $149,443 on shareholder services and marketing during the third quarter of 2007 compared to $185,872 in the third quarter of 2006.

Shareholder Services and Marketing	3 Months Ended September 30, 2007	3 Months Ended September 30, 2006
General services –transfer agent, press releases and general investor printing and mailing	34,361	43,166
Investor relations	25,664	16,651
Marketing–advertising, promotion and marketing fees	27,541	41,734
Marketing fee	7,293	15,000
Stock exchange costs – listing and filing fees	6,615	15,908
Travel and accommodation – executive and board travel	47,969	53,413
Total Shareholder Services and Marketing	$ 149,443	$ 185,872

Total shareholder service and marketing costs decreased $36,429 due to decreased spending on general services, stock exchange costs and travel and accommodation, resulting from less activity in 2007 for investor road shows, printing of investor packages and less promotion as compared to 2006.  During the three months ended September 30, 2007, marketing fees payable to Hammerstone Products Ltd. of $7,293 were accrued based on sales for the quarter.

Professional Fees

The Company spent a total of $248,962 on professional fees during the third quarter of 2007 compared to $378,312 in the third quarter of 2006.

Professional Fees	3 Months Ended September 30, 2007	3 Months Ended September 30, 2006
Accretion expense on debenture financing fees	$ 133,065	$ -
Accounting, tax and audit	60,440	55,264
Financing fees on long term debt	-	200,431
Information technology	(11,580)	41,096
Legal and human resource fees	61,037	81,521
Total Professional Fees	$ 248,962	$ 378,312

Total professional fees decreased $129,350.   Accretion expense on debenture financing costs of $133,065 was recorded in September 30, 2007, which was more than offset by $200,431 of savings for financing costs on the implementation of a new credit facility in 2006. Accounting, tax and audit fees and legal fees increased slightly.  The Company is utilizing internal resources for the ongoing Sarbanes Oxley documentation and testing with oversight from the Company’s auditors.   During the quarter, the Company recorded charge backs of professional fees for information technology assistance.

12

THIRD QUARTER FINANCIAL RESULTS

For the Nine Months Ended September 30, 2007

The Company incurred a loss of $16,606,975 in the nine month period ended September 30, 2007 (2006–$6,595,504).

Income

The Company earned revenues from limestone sales of $6,190,011 (2006 - $883,641) in the nine months ended September 30, 2007.  Total cost of goods sold was $4,951,771 (2006 - $787,948).

During the nine months ended September 30, 2007, the Company earned interest income of $114,850 as compared to $449,526 in 2006.  The higher amount in 2006 was a result of higher cash balances.

Expenses

During the nine months ended September 30, 2007, expenses totaled $17,960,065 (2006 - $7,140,723). Total expenditures have increased in 2007 as the Company moved forward with operations and commenced recording interest expense on long term debt and convertible debentures.

Expenses	9 Months Ended September 30, 2007	9 Months Ended September 30, 2006
Amortization, accretion and depletion	$ 774,843	$ 170,805
Interest, bank charges, foreign exchange (gain)/ loss and accretion of debenture discount	3,096,100	2,191
Mineral exploration costs	434,036	868,704
Office	484,312	353,440
Professional fees	1,156,679	746,309
Indirect quarry costs	8,391,107	1,307,383
Salaries, wages and benefits	1,210,880	775,719
Shareholder services and marketing	741,080	787,228
Stock-based compensation	1,671,028	2,128,944
Total Expenses	$ 17,960,065	$ 7,140,723

Total expenses increased by $10.8 million or 152% as compared to the nine months ended September 30, 2006.

•

Amortization, accretion and depletion increased $604,038 due to accretion and depletion on mineral properties of $230,687 related to production at the quarry which was minimal during the nine months ended September 30, 2006.  Additionally, there was an increase of $363,352 in capital asset amortization as quarry equipment balances increased and were depreciated for a full nine months versus only three months in the period of early operations in 2006.

•

Interest and bank charges have increased $3,093,909 for the nine months ended September 30, 2007 as a result of $1,552,069 in interest on the $34.5 million convertible debenture issued in December 2006 and $856,362 of accretion on the unamortized discount on the convertible debenture.  Additionally, interest expense of approximately $301,000 was recorded on the bank loan and $298,137 on the long term debt.  The Company did not have the debentures or long term debt in the period during 2006.

•

Mineral exploration costs decreased by $434,668 due to decreased exploration activity in the nine months ended September 30, 2007.

•

Office costs increased slightly by $130,872 due to general increases in business activity as compared to 2006.

•

Professional fees increased by $410,370 due mainly to an early payout penalty of $101,330 on the capital lease with Royal Bank of Canada and $314,337 for accretion of financing costs on the convertible debentures, both of which did not exist in 2006.

•

Indirect quarry costs have increased by $7,083,724 due to the increased operations of the quarry in the nine months ended September 30, 2007, which were much less during the nine months ended September 30, 2006 as the quarry had just begun aggregate operations and site preparation and stripping costs still being capitalized.

•

Salaries, wages and benefits increased by $435,161 due to additional personnel at head office, plus an added quarry administrator.

•

Shareholder services and promotion costs decreased slightly by $46,148 due to a small decline in investor relations activity during 2007 as compared to 2006.

•

Stock based compensation decreased by $457,916 due to fewer stock options being issued over the past two years as compared to the 2005 and 2006.

13

THIRD QUARTER FINANCIAL RESULTS

Indirect Quarry Costs

During the nine months ended September 30, 2007, the Company spent a total of $8,391,107 on indirect quarry costs compared to $1,307,383 in the nine months ended September 30, 2006.

Indirect Quarry Costs	9 Months Ended September 30, 2007	9 Months Ended September 30, 2006
Quarry maintenance – road maintenance, grading, snow removal, dewatering	$ 503,412	$ 448,568
General contractors – security, quality control, supervisors	227,228	176,314
Environmental monitoring – independent consultant monitoring of air, water, fish, noise and wildlife as required by regulatory and environmental approvals	412,844	105,500
Equipment – rentals, fuel, repairs and maintenance	2,826,208	85,915
General costs – site office, supplies	594,864	35,542
In quarry material handling	2,097,533	-
Travel and accommodation – supervisor and non-production staff air, vehicle, hotel, camp and meal costs	762,013	53,727
Salaries, wages and benefits – supervisor and non-production staff salaries and benefits	932,097	225,373
Scale house – personnel and supplies	31,269	-
Asset retirement obligation – change in estimate	3,639
Royalties	-	176,444
Indirect Quarry Costs	$ 8,391,107	$ 1,307,383

Indirect quarry costs increased by $7,083,724.   During the quarter ended September 30, 2006, the quarry was in the initial months of start-up production resulting in smaller amounts of indirect quarry costs as production volumes were not as significant and site preparation and stripping costs were capitalized.

The largest expense increases related to in quarry material handling, an increase of approximately $2.1 million, travel and accommodation an increase of approximately $670,000, and salaries, wages and benefits, an increase of approximately $700,000.

Continuing quarry development, for the expected production levels, amounted to $2.1 million of in quarry material handling costs.  These are labour and equipment costs to move and expose the different types of limestone rock that feed the crushers and are characteristic of early quarrying and mining developments.  As quarry development continues and the deepest limestone rock is removed over the next several quarters, the crushing spreads will be relocated to the quarry bottom and these in-quarry handling costs will decline substantially.

Travel and accommodation expenses increased primarily due to camp costs for quarry staff as the quarry had transitioned from a sub contracted operation to one run by our own personnel.

Salaries, wages and benefits have increased due to the production levels in 2007 as compared to 2006 and the transition from a sub contracted operation to one operated by our own personnel.  A base number of the quarry employees, such as the quarry manager, quarry administrator, the health and safety coordinator and maintenance employees, plus any head office staff working on quarry planning, sales and business development are indirect to production and are not included in inventory.

14

THIRD QUARTER FINANCIAL RESULTS

Mineral Development Costs

During the nine months ended September 30, 2007, the Company spent a total of $8,710,046 of which $8,276,010 was capitalized.

Mineral Development Costs (before depletion)	9 Months Ended September 30, 2007	9 Months Ended September 30, 2006
Asset retirement obligation	$ (820,359)	$ 745,000
Administration	216,167	752,742
Equipment	-	-
Land lease and permit	5,641,548	92,408
Materials, services and drilling	506,365	3,891,743
Site preparation	1,379,065	17,224,681
Stripping costs	197,864	1,063,587
Salaries	700,721	680,565
Stock-based compensation	419,383	-
Travel and accommodations	35,256	226,415
Subtotal Mineral Development Costs	8,276,010	24,684,043
Mineral Exploration Costs	434,036	868,704
Total Mineral Expenditures	$ 8,710,046	$ 25,552,747

During the nine months ended September 30, 2007, the Company reported lower expenditures on mineral development and exploration as the Company concentrated on the early operations of the quarry.   In 2006, Birch Mountain focused most of its resources on the opening, construction and development of the MVQ and the Company was considered in the pre-production phase for accounting purposes until third quarter 2006.  As a result of this shift from development to operations, the accounting for expenditures changed in accordance with accounting requirements.  In operations, some costs that were capitalized during the development phase of the company are now expensed and this accounting shift has accentuated the change in costs from mineral development costs to operation costs.

Total expenditures on mineral properties decreased.  This resulted in a decrease of $15.9 million for site preparation, $802,000 for stripping costs and $3.3 million for materials, services and drilling in 2007, as compared to 2006.  These decreases were offset by a $5.6 million increase in land costs, resulting from an accounting reclassification.  During third quarter 2007, management obtained additional information regarding a land payment it had made in the last quarter of 2006, which was recorded as a deposit because the Company anticipated recovering the payment during 2007.  Subsequent discussions with interested parties indicated that although there is strong interest in using the land for a new town development and it is believed that the outcome will be resolved in the Company’s favour.  The Company has reclassed this amount from current deposits to long term assets by including it in the land costs of mineral properties.

Mineral exploration costs decreased by half due to decreased exploration activity in 2007 and decreased land holdings for exploration purposes.

15

THIRD QUARTER FINANCIAL RESULTS

Shareholder Services and Marketing

The Company spent a total of $741,080 on shareholder services and marketing during the nine months ended September 30, 2007 compared to $787,228 in nine months ended September 30, 2006.

Shareholder Services and Marketing	9 Months Ended September 30, 2007	9 Months Ended September 30, 2006
Annual general meeting – printing and mailing of proxy circular	$ 87,219	$ 119,222
General services –transfer agent, press releases and general investor mailing	65,325	147,853
Investor relations	67,389	70,607
Investor relations stock compensation	174,814	-
Marketing fee	77,830	15,000
Marketing –advertising, promotion and marketing fees	63,723	154,851
Stock exchange costs – listing and filing fees	91,673	77,633
Travel and accommodation – executive and board travel	113,107	202,062
Total Shareholder Services and Marketing	$ 741,080	$ 787,228

Total shareholder service and marketing cost decreased $46,148.  During the nine months ended September 30, 2007, stock compensation expense of $174,814 was recorded for stock options granted to an investment advisor to the Company and marketing fees payable to Hammerstone Products Ltd. of $77,830 were accrued based on sales for the period.   These additional costs were more than offset by decreased spending on general services, marketing, stock exchange costs and travel and accommodation, all resulting from less activity in 2007 as compared to 2006 for investor road shows, printing of investor packages and less promotion.

Professional Fees

The Company spent a total of $1,156,679 on professional fees during the nine months ended September 30, 2007 compared to $746,309 in 2006.

Professional Fees	9 Months Ended September 30, 2007	9 Months Ended September 30, 2006
Accretion expense on debenture financing fees	$ 314,337	$ -
Accounting, tax and audit	260,744	285,422
Financing fees on long term debt	101,330	200,806
Information technology	104,382	89,231
Legal and recruiting fees	240,405	170,850
Stock based compensation	135,481	-
Total Professional Fees	$ 1,156,679	$ 746,309

Total professional fees increased $410,370 due to new expenses for items that were not recorded in the nine months ended September 30, 2006, which included financing penalty on the early termination of a capital lease for $101,330 and the accretion expense on debenture financing costs of $314,337. Accounting, tax and audit fees have decreased as special tax assistance was used in 2006 with respect to flow through shares and external consultants were used for the Company’s Sarbanes Oxley work, which is now being done with internal resources.  The Company spent additional fees for information technology consultants in 2007 to upgrade the email, network capacities and servers.  Legal fees and recruiting fees increased as a result of legal fees paid for contracts reviews and head hunter fees for the recruitment of new staff.

16

ADDITIONAL DISCLOSURE

LIQUIDITY AND CAPITAL RESOURCES

Birch Mountain is in early operations and currently has insufficient revenue to meet its yearly operating and capital requirements. The Company has historically raised funds necessary to conduct its business primarily through issuance of equity or debt.  The Company has incurred operating losses since its inception in 1995, and as of September 30, 2007, has an accumulated deficit of $34.1 million (December 31, 2006 - $17.5 million).  Losses are from costs incurred in the early operation and development of the MVQ and the Hammerstone Project, exploration of mineral opportunities and research of mineral technology.  Results of operations have fluctuated from period to period and due to the nature of the operation and revenue streams are expected to do so in the future. Future operating losses may occur as a result of the continued operation of the MVQ and development of the Hammerstone Project.

The Company has a working capital deficit at September 30, 2007 of $14.8 million, a decrease of approximately $23.9 million from December 31, 2006.  A portion of this change is a result of a reclassification of $5.6 million from deposits to mineral properties an amount for land rights paid in 2006.  Subsequent discussions with interested parties indicated that although there is strong interest in using the land for a new town development and it is believed that the outcome will be resolved in the Company’s favour, the Company has reclassed this amount from current deposits to long term assets by including it in the land costs of mineral properties.  The remaining decrease is a result of the continued operation and development of the MVQ and Hammerstone Project as the Company spent a total of $8.7 million on mineral development and exploration, $8.4 million on indirect quarry costs and purchased approximately $3.6 million in property, plant and equipment during the nine months ended September 30, 2007.

During the quarter ended September 30, 2007, Birch Mountain received $900,425 (2006 - $7,500) from the exercise of stock options.  Additionally, during the third quarter of 2007, the Company drew $4 million from the senior secured credit facility with Brookfield Bridge Lending Fund Inc. and now has drawn $12.5 million of the $15.5 million available on the facility.  The remainder of the facility may be drawn, at the discretion of the lender, as project financing for the construction of the SHR and based on discussions with the lender will not be available for other corporate purposes.

The Company is currently in breach of certain financial covenants under its senior secured credit facility, on which the Company has borrowed $12.5 million.  The lender could provide notice for the debt to be repaid immediately and at a time when the Company does not have the financial resources for repayment, may exercise their security interests over the assets of the Company.  The Company has obtained a waiver of these covenant violations over the past three months and is working with the lender to resolve this issue.

At present, the Company does not have sufficient working capital or cash flows to continue operations through 2007 without significant cash receipts from product sales from the quarry or financings through debt and/or equity.  The Company is actively pursuing sales opportunities.  The Company formally engaged RBC Capital Markets to assist in the evaluation of strategic alternatives, which includes discussing debt and equity strategies for its immediate and medium term capital needs.   Project-specific financing for larger anticipated capital expenditures related to the Hammerstone Project may be available in the future.  There can be no assurance that the efforts will be successful.  To the extent the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to shareholders will result.  These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

RISKS AND UNCERTAINTIES

In preparing the consolidated financial statements, management is required to disclose risks and uncertainties.  These disclosures have not changed from those described in the Management’s Discussion and Analysis for the year ended December 31, 2006, except for additional covenants on its bank loan.  The Company is currently in breach of certain financial covenants under its senior secured credit facility, on which the Company has borrowed $12.5 million.  The lender could provide notice for the debt to be repaid immediately and at a time when the Company does not have the financial resources for repayment, may exercise their security interests over the assets of the Company.  The Company has obtained a waiver of these covenant violations over the past three months and is working with the lender to resolve this issue.

17

ADDITIONAL DISCLOSURE

COMMITMENTS

On-going commitments for capital resources include general operating leases, equipment capital leases, long term debt repayments plus interest, interest payments on the bank loan and convertible debentures and land payment for the maintenance of the mineral permits and leases granted to the Company by the Government of Alberta.

At September 30, 2007, the Company holds mineral leases, mineral permits and mineral permits for which applications have been filed for conversion to leases, in the Athabasca region, covering an area of 316,826 hectares (782,892 acres).  Lease payments, along with associated fees in 2007 and years beyond, will be approximately $400,000 annually if Birch Mountain continues to hold all of its mineral leases into the future and will increase once current lease conversion applications are processed.  Mineral permits are maintained in good standing by making allowable exploration expenditures, although there is no obligation to do so.  Birch Mountain continuously evaluates its mineral permit holdings, relinquishing and/or acquiring permits as dictated by financial considerations, as well as, exploration and strategic priorities.

In December 2006, the Company issued convertible unsecured subordinated debentures having a face value of $34.5 million.  The debentures were issued pursuant to a public offering and mature on December 31, 2011.  The debentures are convertible into common shares of the Company at any time prior to maturity at the option of the debenture holder at a conversion price of $3.30 per share.  During the nine months ended September 30, 2007 no debentures were converted into shares. The debentures bear interest at 6% and interest is payable semi-annually, which commenced on June 30, 2007.  Assuming no conversions, interest expense relating to the debentures will be approximately $517,500 quarterly.

During 2006, the Company entered into a financing agreement with the Canadian Western Bank to finance an aggregate crushing and screening plant costing $6,922,050 plus GST.  The original loan amount was $7,337,373 with an interest rate of 6.02%.  The loan is to be paid off over five years based on blended principal and interest payments of $1,379,184 per year. During the quarter ended September 30, 2007, the Company entered into lease financing arrangements for a quarry light vehicle and small equipment under separate leases with separate financing companies, totaling approximately $67,380.  These amounts are included in capital leases.

In March 2007, the Company entered into a non-revolving senior secured credit facility totaling $15.5 million, repayable on June 30, 2008 with an option to extend the term for an additional year.  The facility bears interest, calculated and payable monthly, at CIBC prime rates plus 3%. The Company provided a first floating charge debenture over the Company’s mineral properties and a general security agreement over all assets as collateral for this facility.  At September 30, 2007, the Company had drawn $12.5 million against this facility and had incurred $632,000 of deferred financing charges for arranging this financing. Deferred financing charges will be amortized over the term of the facility.  The facility had an effective interest rate of 9.0% during the quarter.  Restrictions apply for further advances on the facility, at the discretion of the lender and the Company is currently in breach of the financial covenants on the facility, for which the Company has requested waivers.

The Company is required to reclaim any land disturbances, as detailed in its environmental approvals for the MVQ.  The Company estimated, based on costs provided by independent reclamation specialists to the Company, the costs for third parties to return the MVQ to its reclaimed status as at September 30, 2007, would be $1,738,983.  For financial statement purposes, these costs have been discounted to $313,766.  Based on a preliminary estimate, the Company issued a letter of credit to Alberta Environment for $2,000,000 for this reclamation work.  The Company must re-evaluate this annually and post additional security with Alberta Environment as required.  Also in connection with land disturbances, the Company was required to pay timber damage fees for immature trees removed, which had not reached commercial value.  The Company paid fees based on the permitted area of the MVQ even though not all the trees have been cut.  A long-term asset has been recorded for the balance of amounts prepaid and this will be reduced as trees are actually cleared and sold for processing.

The Company estimated a future liability for the indemnification of shareholders for flow-through shares issued in 2003 and 2004, for which the Company was not able to incur qualifying expenditures.  The estimated liability and potential taxes payable, interest and penalties payable in the amount of $2.4 million has been accrued as an other current liability.  During 2006, the Company amended its tax filing position and has reported the impact to the subscribers.  The actual liability will not be known until the Canada Revenue Agency (the “CRA”) reassesses each affected subscriber and the amounts are known by the Company.  The payment of the liability may stretch over many future years and could vary by up to an estimated fifteen percent.  During 2007, the Company had many meetings and correspondence with representatives from the CRA to determine their course of action and they have instructed the Company to continue working with its affected shareholders to re-file their taxes.

18

ADDITIONAL DISCLOSURE

DISCLOSURE CONTROLS AND PROCEDURES

The management of the Company is responsible for designing an effective system of disclosure controls and internal controls over financial reporting.  During the nine months ended September 30, 2007, the COO and CFO lead an evaluation of whether there were any material changes in internal controls over financial reporting pursuant to National Instrument 52-109 (“NI 52-109) Certification for Disclosure in Issuer’s Annual and Interim Fillings.  There were no changes in the Company’s internal control over financial reporting during the quarter ended September 30, 2007, that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, except for ongoing changes to address the following material weaknesses that have been documented by management, as a result of its review of internal controls during the third quarter.

1.

Design weaknesses relating to

a) timeliness and consistency of financial information from remote operations to accounting; and

b) effectiveness of the review and monitoring of expenses.

Management believes that weaknesses in these areas aggregated to a material weakness for effective company level controls and is implementing enhanced control and monitoring processes.

2.

Design weaknesses related to overall communication and weak senior level tone with respect to the Company’s control procedures.  Management believes the rapid growth at a remote location has created the need for enhanced education and communication, which is being implemented.

3.

Design weaknesses relating to accounting estimates whereby external accounting advice is being sought to review the Company’s position on and calculation of estimates in material accounting areas.

Management believes that these weaknesses may aggregate to impact the reporting of other core financial processes. Management of Birch Mountain is committed to remediate the weaknesses. During the 3rd and 4th quarter of 2007 new controls were implemented to mitigate various weaknesses reported in the second quarter of 2007.  The Company’s management and directors will continue to closely monitor all the key financial activities and increase the level of supervision where required.

The above items have been reported in detail to the Board of Directors and the Audit Committee, which is overseeing remediation.

RELATED-PARTY TRANSACTIONS

The Company had the following transactions with related parties during the period:

Related Party Transactions	For the 3 months ended September 30, 2007	For the 3 months ended September 30, 2006	For the 9 months ended September 30, 2007	For the 9 months ended September 30, 2006
Professional fees related to promotions paid to a company controlled by the spouse of a director and reported in shareholder services	-	-	-	5,700
Consulting and legal fees paid to companies owned by officers and reported in professional fees	3,837	5,286	11,955	30,851
Legal fees paid to laws firm in which officers are partners and reported in professional fees	62,980	72,398	102,999	127,290
Wages paid to a related party employee and reported in salaries and benefits	11,158	6,520	39,810	40,955
Loan interest payable to a corporation in which an officer is a significant shareholder is reported in interest expense	-	5,304	-	-

At September 30, 2007, $59,899 (2006 - $24,105) of these amounts were included in accounts payable.  These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

19

ADDITIONAL DISCLOSURE

FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and other current liabilities approximates their fair value because of the short-term maturities of these items.

CRITICAL ACCOUNTING ESTIMATES

In preparing the Company’s consolidated financial statements, management is required to make certain estimates, judgments and assumptions that they believe are reasonable based upon the information available.  These estimates and assumptions have not changed from those described in the Management’s Discussion and Analysis for the year ended December 31, 2006.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

As of January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 1506 “Accounting Changes”, 1530, "Comprehensive Income", 3251 "Equity", 3855, "Financial Instruments - Recognition and Measurement", 3861, "Financial Instruments - Disclosure and Presentation" and 3865, "Hedges." For a detailed discussion about the accounting policies adopted please refer to Note 2 of the consolidated financial statements for the three month period ended September 30, 2007.

In addition, the Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company:

On December 1, 2006, the CICA issued three new accounting standards: Section 1535, “Capital Disclosures”, Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”. These new standards are effective January 1, 2008.  Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new Sections 3862 and 3863 replace Section 3861, “Financial Instruments — Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. We are currently assessing the impact of these new standards on our financial statements.

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by the end of 2011. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

20